SUBJECT COMPANY:

      COMPANY DATA:
            COMPANY CONFORMED NAME:                 T.H. Lehman &
Co., Incorporated
            CENTRAL INDEX KEY:                      0000721647
            STANDARD INDUSTRIAL CLASSIFICATION:     Holding & Other
Investment Offices [6700]
            IRS NUMBER:                             222442356
            STATE OF INCORPORATION:                 DE
            FISCAL YEAR END:                        0331

      FILING VALUES:
            FORM TYPE:              SC 13D/A
            SEC ACT:
            FILM NUMBER:

      BUSINESS ADDRESS:
            STREET 1:               4900 Woodway, Suite 650
            CITY:                   Houston
            STATE:                  TX
            ZIP:                    77056
            BUSINESS PHONE:         7136218404

      MAIL ADDRESS:
            STREET 1:               4900 Woodway, Suite 650
            CITY:                   Houston
            STATE:                  TX
            ZIP:                    77056
FILED BY:

      COMPANY DATA:
            COMPANY CONFORMED NAME:                 Signal Hill N.V.
            CENTRAL INDEX KEY:                      0001070395
            STANDARD INDUSTRIAL CLASSIFICATION:     Holding & Other
Investment Offices [6700]
            IRS NUMBER:                             None-Foreign Entity
            STATE OF INCORPORATION:                 Netherlands
            FISCAL YEAR END:                        1231

      FILING VALUES:
            FORM TYPE:              SC 13D/A

      BUSINESS ADDRESS:
            STREET 1:               Kaya Richard J. Beaujon z/n
            CITY:                   Curacao
            STATE:                  Netherlands Antilles
            ZIP:                    N/A
            BUSINESS PHONE:         59997366277

      MAIL ADDRESS:
            STREET 1:               Kaya Richard J. Beaujon z/n
            CITY:                   Curacao
            STATE:                  Netherlands Antilles
            ZIP:                    N/A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )* FINAL AMENDMENT

                      T.H. Lehman & Co., Incorporated
                            (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  525169-207
                                (CUSIP Number)

                                Gregory Elias
                           Intertrust (Curacao) N.V.
                           Kaya Richard J. Beaujon z/n
                          Curacao, Netherlands Antilles
                                   59997366277
              (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to Report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be Deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------------------------------------------------------------
CUSIP No.: 525169-207
- ---------------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    SIGNAL HILL N.V.             NONE - FOREIGN ENTITY
- ---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                          (b) [ ]
- ---------------------------------------------------------------------------
3  SEC USE ONLY
- ---------------------------------------------------------------------------
4  SOURCE OF FUNDS                                        WC
- ---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                   NETHERLAND
- ---------------------------------------------------------------------------
   NUMBER OF SHARES     |   7  SOLE VOTING POWER          -0-
    BENEFICIALLY        |----------------------------------------------------
      OWNED BY          |   8  SHARED VOTING POWER        -0-
        EACH            |----------------------------------------------------
     REPORTING          |   9  SOLE DISPOSITIVE POWER     -0-
      PERSON            |----------------------------------------------------
       WITH             |  10  SHARED DISPOSITIVE POWER   -0-
- ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           -0-
    REPORTING PERSON
- ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
    EXCLUDES CERTAIN SHARES
- ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%
- ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                               CO
- ---------------------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of T.H. Lehman & Co., Incorporated (the "Issuer"). Signal Hill N.V. (the "Buyer") has purchased Common Stock of the
Issuer.

     The principal executive offices of the Issuer are located at 4900 Woodway, Suite 650, Houston, Texas 77056.

Item 2.  Identity and Background
         -----------------------

     This statement is being filed by the Buyer, which is a corporation organized under the laws of the Netherlands. It conducts its principal business operations from the Netherlands.

     The Buyer is an open-end fund. The Buyer commenced operations on July 20, 1980.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     For good consideration, Signal Hill N.V. assigned and transferred its 916,840 shares of Common Stock to Monahan Corp. Inc.


Item 4.  Purpose of Transaction
         ----------------------


     On November 5, 1998 Signal Hill N.V. assigned and transferred its 916,840 shares of Common Stock to Monahan Corp. Inc. in settlement of obligations.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     On November 5, 1998, Signal Hill N.V. has no interest in the Common Stock of T.H. Lehman & Co., Incorporated.

     Signal Hill N.V. has no voting power nor dispositive power over the Common Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect
         --------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Not applicable.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

     None.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                          SIGNAL HILL N.V.

                                          By  /s/ Russell S. Molina
                                              ----------------------
                                                    Signature
November 13, 1998